EXHIBIT (a)(ii)
                                                                  March 28, 2003

Dear Employee / Advisory Group Members

                      Offer to Exchange Outstanding Options

      We are pleased to announce that we are offering you the opportunity to exchange your current unexercised options (vested and unvested) which are significantly "out of the money" with new options anticipated to be granted in the future. In the attached document titled "Offer to Exchange Outstanding Options to Purchase Ordinary Shares" (the "Offer to Exchange") and its exhibits, you are presented with an offer (the "Offer") to exchange your outstanding options to purchase Lumenis shares that have an exercise price per share of US$6.00 or more ("Eligible Options") with a smaller number of new options to purchase Lumenis shares, under certain terms and conditions.

      The Board of Directors and management of Lumenis believe that our employees are our most important asset and are essential to our long-term success. We consider our stock option programs to be an important incentive designed to recruit, retain and maintain the best of talent. Due to the decline in the price of Lumenis' Ordinary Shares, many of Lumenis' outstanding options now have exercise prices that are significantly higher than the current market price of Lumenis' ordinary shares. Therefore, Lumenis' Board of Directors decided to offer this exchange program, which is designed to restore the incentive attributable to our stock option programs and encourage Lumenis' employees to continue to contribute to its future success. The Board of Directors and management of Lumenis believe that the Offer serves Lumenis' need to recruit, retain and maintain qualified personnel and Lumenis' accounting considerations.

      This letter summarizes only the main terms of the Offer but does not contain all of the terms and conditions of the exchange program. You should carefully review the Offer to Exchange. Additionally, you should read carefully the accompanying Election Form. The following are the main terms of the Offer.

      Eligible Options: Options with an exercise price per share of US$6.00 or more (whether vested or unvested).

      Participating in the exchange program: By properly completing and signing the Election Form and delivering it to Lumenis by April 28, 2003 (or such later date as may be communicated to you by Lumenis), your tendered options will be cancelled as soon as possible thereafter. Participating is voluntary. However, in order to participate you must tender all of your Eligible Options.

      Future Grant: If you decide to participate in the exchange program, we expect that you will be granted, on a date on or shortly after cancellation of your eligible options, new options to purchase ordinary shares of Lumenis under the terms of Lumenis' 1999 Share Option Plan and 2000 Share Option Plan, or, if you are an Israeli employee, under the 2003 Share Option Plan. The expected Date of Grant is April 30, 2003, or as soon as practicable thereafter. The grant of new options is subject to certain conditions described more fully in the Offer to Exchange.

      Exercise price of new options: Will be equal to the closing price of Lumenis' ordinary share as reported on NASDAQ on the date of grant of the new options.

      Vesting period of future grant: Will be as follows: The new options shall vest in four equal installments of twenty five percent (25%) every six months, commencing on the date of grant of the new options (i.e., the first installment will vest six months after the date of grant).

      Options exchange ratio: The number of new options to which you will be entitled should you choose to participate in this Offer is calculated as follows:

            Exercise Price of
             Eligible Option
                 tendered                 Number of New Options
            -----------------             ---------------------

              $6.00 - $14.99    Per each 3 Eligible Options, 1 New Option

              $15.00 or more    Per each 4 Eligible Options, 1 New Option

      Term: The new options will have an eight-year term, subject to earlier termination if your employment with us or service on the Advisory Group terminates.

      Lumenis will provide you shortly with a report of your Eligible Options, which lists your Eligible Options and the number of new options you will be entitled to receive in exchange for the cancellation of all of your Eligible Options, if you choose to accept the Offer.

      We recognize that there are substantial considerations in determining whether or not to tender your Eligible Options for exchange. We have, therefore, outlined in the attached Offer to Exchange the benefits, as well as risks, associated with participating in the Offer. We urge you to carefully read and consider the risks set forth in the Offer to Exchange under "Risks of Participating in the Offer".

      This letter is a short introduction to the Offer and does not include all the information that is important to you in determining whether you wish to participate in the Offer. We encourage you to read carefully the entire Offer to Exchange, before you decide if you wish to accept or decline this Offer.

      The Offer is limited in time and may only be accepted in accordance with its terms by return of the Election Form to the individuals listed in the following table via hand delivery, interoffice mail or fax by April 28, 2003 (or such later date as may be communicated to you by Lumenis).

      You should direct questions about this Offer, requests for assistance in completing the related documentation and requests for additional copies of the Election Form or the Offer to Exchange or related documents, to the individuals listed below.

         Country            Contact Person         Contact Information
         -------            --------------         -------------------

U.S. based employees        Marty Brown        Fax #  +1-408-764-3948,
                                               phone#+1-408-764-3900,
                                               E-mail mbrown@lumenis.com

                                               2400 Condensa St.
                                               Santa Clara, CA 95051
                                               USA

European based employees    Jorine Wunneberg   Fax #+31-20-347-5098,
                                               Phone # +31-20-347-5064,
                                               E-mail jwunneberg@lumenis.com

                                               Gondel 1
                                               1186 MJ Amstelveen
                                               The Netherlands

Israel based employees      Arnon Rosenberg    Fax # 04-9599130,
                                               Phone # 04-9599104,
                                               E-mail arosenberg@lumenis.com

                                               Yokneam Industrial Park
                                               P.O.B. # 240
                                               Yokneam 20692
                                               Israel


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

         Country            Contact Person         Contact Information
         -------            --------------         -------------------

Japan based employees       Tomoko Yamada      Fax #  +81-3-5789-8426,
                                               Phone # +81-3-5789-8378,
                                               E-mail tyamada@lumenis.com

                                               No. 31 Kowa Bldg.
                                               3-19-1, Shirokanedai
                                               Minato-ku, Tokyo 108-0071
                                               Japan

China based employees       Eddy Zhang         Fax # +8610-6510-2621,
                                               Phone # +8610-6510-2620,
                                               E-mail ezhang@lumenis.com

                                               Unit 1018, Bright China ChangAn
                                                  Blvd.
                                               No. 7 Jianguomen Nei Ave.
                                               Beijing 100005
                                               China

Hong Kong based employees   HC Lee             Fax # + 852-2722-5151,
                                               Phone # +852-2174-2815,
                                               E-mail hc.lee@lumenis.com

                                               Unit Nos. 1517-18, Level 15,
                                                  Tower II
                                               Grand Century Place
                                               193 Prince Edward Road West
                                               Mongkok, Kowloon
                                               Hong Kong


Best regards,


-----------------
Yossi Gal


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